EXHIBIT 99.1
Explanation of Responses

(1)
The 4,934,287 shares of Common Stock were issued upon the conversion of 7,827 shares of Series B Convertible Preferred Stock (the "Series B Preferred") held by Sector Performance Fund, LP (“Sector Performance Fund”).

(2)
The 311,782 shares of Common Stock were issued upon the conversion of 495 shares of Series B Preferred held by SPF SBS LP (“SPF” and, collectively with Sector Performance Fund, the “Investment Funds”).

(3)
Each share of the Series B Preferred is convertible at any time, at the option of the holder thereof, into shares of Common Stock. According to its terms, each share of Series B Preferred is (i) convertible into 50 shares of Common Stock, subject to standard structural anti-dilution adjustments for stock splits, dividends and similar events, and (ii) entitled to a two-for-one liquidation preference in certain circumstances, including the current conversion. In order to facilitate the registered public offering of shares of Common Stock pursuant to the Company's Registration Statement on Form S-1 (Commission File No. 333-168854) (the “Offering”), the holders of the Series B Preferred agreed to convert their stock into shares of Common Stock upon the consummation of the Offering. The Offering was consummated on November 16, 2010. As an inducement to agree to such conversion, the Company agreed to modify the conversion price, while also giving effect to the two-for-one liquidation preference, such that the conversion price represented a 6.5% discount to the offering price to the public of the Common Stock in the Offering. All shares of Series B Preferred were automatically converted to shares of Common Stock pursuant to these terms. All share numbers give effect to the one-for-28 reverse split of the Common Stock, which was effected on November 9, 2010.

(4)
Sector Performance Fund is the direct beneficial owner of 8,057,676 shares of Common Stock, including the newly issued 4,934,287 shares. Sector Performance GP, LP (“Sector Performance GP”) is the general partner of Sector Performance Fund and, as a result thereof, Sector Performance GP may be deemed to share beneficial ownership with respect to these securities. Sector Performance LLC (“Ultimate GP”) is the general partner of Sector Performance GP and, as a result thereof, Ultimate GP may be deemed to share beneficial ownership with respect to these securities. Except for direct holdings and to the extent of any pecuniary interests, each of Sector Performance GP and Ultimate GP expressly disclaims the existence of such beneficial ownership.

(5)
SPF is the direct beneficial owner of 509,124 shares of Common Stock, including the newly issued 311,782 shares. Ultimate GP is the general partner of SPF and, as a result thereof, Ultimate GP may be deemed to share beneficial ownership with respect to these securities.  Except for direct holdings and to the extent of any pecuniary interests, Ultimate GP expressly disclaims the existence of such beneficial ownership.